[OTTO LAW GROUP LETTERHEAD]


                                 August 16, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Andrew Schoeffler

         Re:      Nannaco, Inc., File No. 000-50672

Dear Sirs:

         Thank you for our telephone conversation of Thursday August 11, 2005 discussing Nannaco, Inc. ("Nannaco"). The Otto Law Group, on behalf Nannaco, sends this letter to detail the company's actions following your follow-up comment letter dated July 19, 2005 and to confirm the company's acknowledgment and understanding of the Commission's comments. We will file this letter via EDGAR designating the form "CORRESP."

         When you have reviewed registrant's responses and if you have further comments or questions, please contact us.

1. The registrant acknowledges your interpretation of the rules regarding the incorporation of Part III information from documents filed subsequent to Form 10-KSB. On July 26, 2005 the registrant filed Form 10KSB/A, including the Part III information.

         The registrant understands that, while including the Part III information on Form 10KSB/A makes the registrant current in its Exchange Act filings, the registrant will not be considered "timely" until it has timely filed all required reports for a period of 12 months.

2. The registrant acknowledges the Commission's interpretation of Instruction
E.3 of Form 10-KSB and Interpretation 2S of the Exchange Act Rules section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations and, as stated above, on July 26, 2005 filed Form 10KSB/A, including the Part III information.

3. The registrant has analyzed the rule that the Commission adopted on June 29, 2005 as it applies to the use of forma S-8 and 8-K by shell companies and companies ceasing to be considered shell companies under the adopted definition, and fully intends to comply with the newly adopted provisions of the Act.


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4. The registrant, on July 26, 2005, filed Form 10QSB/A for the quarter ended
December 31, 2004 and Form 10QSB/A for the quarter ended March 31, 2005, incorporating the additional language and changes that the Commission requested in it letter dated June 30, 2005, and to which the registrant responded in its letter to the Commission dated and filed as "CORRESP" on July 12, 2005.

         Based on the registrant's amendments to its annual filing for the fiscal year ended September 30, 2004 and the amendments to its quarterly filings for the quarters ended December 31, 2004 and March 31, 2005 and on the registrant's responses to the Commission's comment letters, the registrant believes that it has completed its response to the Commissions comments. Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client.

         Please contact Tracy M. Shier at (206) 262-9545 or in his absence Todd Van Siclen at the same number.

                                                   Very truly yours,

                                                   /s/ Tracy M. Shier

                                                   Tracy M. Shier

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